EXHIBIT 21

LIST OF SUBSIDIARIES OF REGISTRANT

Name of Subsidiary	Jurisdiction

The Peoples Bank of Oxford	Pennsylvania
Peoples First Business Investment, LLC	Pennsylvania
Peoples First Land Transfer, LLC	Pennsylvania
Peoples Mortgage Company, LLC	Pennsylvania